EXHIBIT 11.1:
OIL-DRI CORPORATION OF AMERICA
Computation of Net Income Per Share
(in thousands except for per share amounts)

	Year Ended July 31,
	2018	2017
Net income available to stockholders	$8,240	$10,792
Less: Distributed and undistributed earnings allocated to nonvested restricted stock	(193)	(253)
Earnings available to common shareholders	$8,047	$10,539

Shares Calculation

Average shares outstanding - Basic Common	5,036	5,017
Average shares outstanding - Basic Class B Common	2,097	2,083
Potential Common Stock relating to stock options and non-vested restricted stock	89	58
Average shares outstanding - Assuming dilution	7,222	7,158

Net Income Per Share: Basic Common	$1.22	$1.60
Net Income Per Share: Basic Class B Common	$0.91	$1.20
Net Income Per Share: Diluted Common	$1.11	$1.47